SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  15 July 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("The Bank of Ireland")

Bank of Ireland passes the 2011 European Banking Authority ("EBA") Stress Test

15 July 2011

Bank of Ireland notes the announcement today by the European Banking Authority ("EBA") of the results of the 2011 EBA stress test.

Bank of Ireland passed the stress test, where under the adverse stress scenario, the Group's Core Tier 1 ratio would be 7.1% at 31 December 2012, which is 2.1% or €1.3 billion in excess of the 5% Core Tier 1 capital requirement in the adverse stress scenario. The result confirms the adequacy of the Group capital raising proposals and the ability of the Group to remain above the required minimum capital ratio under the EBA severe adverse stress scenario. Furthermore, the proposed €1 billion of contingent capital would, if required, add a further 1.6% to the Group's Core Tier 1 ratio, bringing it up to 8.7% under the EBA adverse stress scenario at 31 December 2012.

The EBA stress test was carried out across 91 banks, covering over 65% of the EU banking system total assets, which seeks to assess the resilience of European banks to severe shocks and their specific solvency to hypothetical stress events under certain restrictive conditions.

The methodology applied in the EBA stress test incorporated a number of differences to that applied in the Prudential Capital Assessment Review ("PCAR") which assessed the capital requirements of Irish Banks under a base and adverse stress scenario as well as including specific deleveraging objectives for Irish Banks in order to reduce their reliance on short term wholesale funding and achieve a loan to deposit ratio of 122.5% by December 2013.  The EBA stress test set a 5% Core Tier 1 capital requirement in the adverse stress scenario over a two year time frame (2011 - 2012) whereas PCAR applied a 6% Core Tier 1 requirement under the adverse stress scenario over a three year timeframe (2011 - 2013).  In addition, the EBA methodology also applied a significantly different approach in relation to future changes in the balance sheet, the calculation of loan losses, the application of funding constraints, and treatment of sovereign and bank credit losses as summarised in the attached schedule.

As with any stress test, the adverse stress scenario is designed to cover unlikely but potential "what-if" situations reflecting even more stressed macroeconomic conditions than might reasonably be expected to prevail.

The EBA stress test results applicable to Bank of Ireland are available at www.bankofireland.com/investor

Ends

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729

Schedule

The table below compares and outlines the main differences between the EBA stress tests and the PCAR exercise.

Main differences between 2011 PCAR and EU-wide stress tests
Element	2011 PCAR	2011 EU-wide
Time horizon	3 years (to Dec-2013)	2 years (to Dec-2012)
Recapitalisation Threshold	6% Core Tier 1	5% Core Tier 1
Balance sheet growth	Contraction in line with deleveraging plans	Contraction in line with deleveraging plans; this was an exemption from the "zero balance sheet growth" rule applied to other participating banks.
Funding mix	Required to achieve a 122.5% loan-to-deposit ratio in Dec-2013 by reducing reliance on external sources of funding (ECB, unsecured money market, etc.).	No changes allowed from Dec-2010 funding mix of deposits, unsecured, collateralised, term debt, etc.
Cost of Funding	ECB base rate increase of 1% by end 2013 Standard funding costs applied to all banks.	ECB base rate increase of 0.75% by end 2012. Funding costs varied according to prescribed bank credit spreads.
Impact of Deleveraging	Losses due to asset disposals up to Dec-2013 included.	Losses due to asset disposals up to Dec-2012 included.
Conservatism buffer	Additional recapitalisation buffer of circa 20% applied to overall capital shortfall identified.	No buffer applied.
Credit losses attributable to retail & commercial exposures	Losses independently forecast by BlackRock Solutions	Losses independently forecast by BlackRock Solutions; this is a deviation from the methodology applied to other participating banks.
Credit losses attributable to sovereign & bank exposures	Haircuts applied to exposures in the trading book. No credit default losses applied to exposures in the banking book.	Haircuts applied to exposures in the trading book and credit default losses applied to exposures in the banking book.
(Source: Central Bank of Ireland)

 Forward Looking Statement
The July 2011 European Banking Authority (EBA) stress tests were carried out under a number of key common simplifying assumptions (principally those mandated by the EBA) (e.g. constant funding mix). Accordingly the information relative to the baseline and adverse stress scenarios are provided only for comparison purposes and should in no way be construed as a forecast of future capital ratios or levels of future impairments or other financial measures. However, this document contains certain statements that may be considered forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to the application of scenarios, methodology and key assumptions provided by the EBA, to Core Tier 1 capital, total risk weighted assets, other financial measures under baseline and adverse stress scenarios as of 31 December 2012. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward looking statements include among others, statements in respect of the baseline and adverse stress scenarios as of 31 December 2011. Because such statements are inherently subject to risks and uncertainties, actual results and other financial data may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to the performance of the Irish and UK economies, property market conditions in Ireland and the UK, costs of funding, the performance and volatility of international capital markets, the expected level of credit defaults, the impact of the National Asset Management Agency, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues, and the availability of funding sources. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  15 July 2011